Exhibit 11

BONE CARE INTERNATIONAL, INC.

Statement Regarding Computation of Loss Per Share

	Three Months Ended		Six Months Ended
	December 31, 2000	December 31, 1999	December 31, 2000	December 31, 1999
Net loss	$(2,689,989)	$(2,491,328)	$(4,418,482)	$(4,474,308)
Weighted average number of common shares	12,241,524	11,245,295	11,849,096	10,709,346
Net loss per common share - basic	$(0.22)	$(0.22)	$(0.37)	$(0.41)